

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 6, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares each representing 1/4,000th interest in a share of Series I Non-Cumulative Perpetual Preferred Stock of BB&T Corporation (name to be changed to Truist Financial Corporation) under the Exchange Act of 1934.

Sincerely,

Bev Sawyr

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